Exhibit 99.1

MESSAGE TO SHAREHOLDERS

Royal Group’s second quarter operating results were mixed. While reported sales declined slightly to $549 million, constant-currency sales increased 5% as a result of higher selling prices and increased unit volumes. Gross profit margins compressed 3.8% or $22 million, reflecting higher raw material costs and the net impact of a decline in the value of the US dollar. Operating costs and interest expense also increased, resulting in a net profit of $19 million, or $0.20 per share. This compares unfavourably with a net profit of $35 million, or $0.38 per share, in the quarter last year.

While operating results were disappointing, our financial position remains stable. Debt decreased slightly as we paid down our bank lines during the quarter. Looking ahead, we expect that working capital levels will reduce as we work off seasonally higher receivable and inventory balances over the third and fourth quarters.

On a constant dollar basis, sales of Custom Profiles, Outdoor Products, and Pipe and Fittings all improved from the quarter last year. Constant dollar sales in our Home Furnishings unit declined from the previous year, as we continue to exit product lines with certain customers where acceptable profitability cannot be sustained. We also experienced reduced constant dollar sales in our Exterior Cladding business, although sales began to recover in June as weather conditions improved.

Management Improvement Plan

As we have said publicly, Royal Group’s recent overall financial performance has been unacceptable, and we are working on a Management Improvement Plan designed to improve returns and enhance shareholder value, regardless of whether the Company is sold or remains a public entity. The Plan framework includes:

•
Restructuring our business unit portfolio, by divesting non-core business units and recasting or divesting certain under-performing operations. We recently announced that we are pursuing divestitures of Royal Alliance, Baron Metal Industries, and Roadex Transport, as they are non-core. We believe there may be additional business units which should be considered non-core, and we are analyzing these to determine whether they should be divested. We are also evaluating opportunities to divest or restructure our interest in various under-performing business units and, in this regard, recently announced plans to sell our Polish operations. Taken together, these actions can allow us to focus our capital and management resources on those businesses with the most potential for profitable growth, and can assist us in improving Royal Group’s liquidity.

•
Realizing cost and margin opportunities across the business. Over the last two decades, Royal Group’s primary focus was on sales growth, as it responded to expansion in its core markets. Cost control and business process formation did not keep pace. As a result, we now have an opportunity to significantly improve our cost structure and financial performance. Group-wide, we see potential for further consolidation, improved purchasing coordination and the sharing of best manufacturing processes. Divisionally, specific opportunities include greater optimization of extrusion tooling, machinery, and material formulation.

MESSAGE TO SHAREHOLDERS

•
Leveraging the full potential of our retained core business units, through the development of revised product and market strategies, financial targets and implementation plans. We have already identified a number of opportunities for top and bottom line growth, and we are confident that additional potential will be identified as we continue this work.

• Evaluating opportunities to restructure the Company’s debt, so as to meet the capital and operating needs identified during our strategic planning.

We are working on a very fast track, and intend to present a comprehensive Management Improvement Plan to the Board in early September. Upon Board approval, we will communicate additional details to you.

Royal Building System Building Code Compliance Issue

In late July, we announced that recent testing had flagged potential technical compliance issues of the Royal Building System with certain requirements of various US building codes and, as a result, we were suspending shipments immediately. On August 11, we announced we were resuming shipments of the Royal Building System globally, except into the United States market. We will continue to follow the Canadian Building Code with respect to the resumption of shipments in Canada. For international locations, Royal Group will apply Canadian Building Code guidelines, as well as local building code requirements.

The Board of Directors has approved guidelines in dealing with this issue that reflect high ethical, legal and commercial standards. It will take us more time to fully assess any additional actions which may be required as a result of potential non-compliance with parts of the US Building Code, but appropriate notification and assessment processes are in place. We are committed to dealing with this issue in a way which meets product stewardship best practices and corporate governance.

Sale Process

Finally, and as you know, various parties have expressed an interest in exploring an acquisition of Royal Group. Our ability to comment on this matter is limited by confidentiality agreements we have signed with those parties. However, we can confirm our data room was opened on July 25th, with its contents limited to historical data - primarily financial, operational, organizational and legal documents. Upon approval by the Board in early September, our Management Improvement Plan will be added to the data room. Management presentations to potential acquirers will focus on the Management Improvement Plan, how potential purchasers might think about the value of the business, and how that value might best be realized.

Outlook

Our overriding priority over the near term remains to significantly improve shareholder value. We intend to accomplish this, as described above, by divesting non-core businesses and improving or divesting under-performing operations, by realizing cost and margin opportunities across the business, by refining our operating plans in retained businesses, by evaluating opportunities to refinance the Company so as to more efficiently meet its capital requirements, and by managing the sale process in a way that maximizes shareholder returns if Royal Group is ultimately sold. We appreciate your patience while we finalize our plans and take specific actions aimed at delivering improved financial performance.

Lawrence J. Blanford
President and CEO
August 11, 2005

ROYAL GROUP TECHNOLOGIES LIMITED         2

CONSOLIDATED BALANCE SHEETS
(in thousands of Canadian dollars)

	June 30/05	Dec. 31/04	June 30/04
	(unaudited)		(unaudited)
ASSETS
Current assets:
Cash (note 6)	$-	$112,088	$118,294
Accounts receivable	368,008	257,346	382,160
Inventories	471,605	456,339	435,400
Prepaid expenses	22,902	13,893	19,283
	862,515	839,666	955,137
Future income tax assets	22,541	16,561	21,200
Property, plant and equipment	1,297,439	1,330,600	1,424,410
Goodwill	214,379	213,620	218,044
Other assets	43,119	44,525	47,466
	$2,439,993	$2,444,972	$2,666,257

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Bank indebtedness (note 6)	$296,846	$-	$-
Accounts payable and accrued liabilities	285,510	268,348	287,553
Term bank loan (note 6)	-	324,836	424,312
Term debt due within one year	18,656	18,303	20,296
	601,012	611,487	732,161
Term debt	306,675	303,214	343,695
Future income tax liabilities	146,719	149,049	150,700
Minority interest	13,744	15,761	15,260
Shareholders' equity:
Capital stock (note 8)	634,866	633,754	633,754
Contributed surplus (note 8)	5,083	3,703	136
Retained earnings	877,267	878,779	890,559
Currency translation adjustment	(145,373)	(150,775)	(100,008)
	1,371,843	1,365,461	1,424,441

Investigations and agreement with controlling shareholder (note 2)
Contingencies (note 10)
Subsequent event (note 12)
	$2,439,993	$2,444,972	$2,666,257

See accompanying notes to consolidated financial statements.

On behalf of the Board:

Lawrence L Blanford	Robert Lamoureux
Director, President and	Chairman of the Board
Chief Executive Officer

ROYAL GROUP TECHNOLOGIES LIMITED         3

CONSOLIDATED STATEMENTS OF EARNINGS
(in thousands of Canadian dollars, except per share amounts)

	3 months	3 months	6 months	6 months
	ended	ended	ended	ended
	June 30/05	June 30/04	June 30/05	June 30/04
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
		(note 1)		(note 1)
Net sales	$549,168	$554,673	$936,863	$975,778
Cost of sales	412,165	395,681	709,173	704,495
Gross profit	137,003	158,992	227,690	271,283
Operating expenses	99,516	99,189	198,137	187,727
Earnings before the undernoted	37,487	59,803	29,553	83,556
Interest and financing charges	11,454	9,687	19,883	20,603
Earnings before income taxes and minority interest	26,033	50,116	9,670	62,953
Income tax expense (note 5)	7,491	14,305	2,826	17,634
Earnings before minority interest	18,542	35,811	6,844	45,319
Minority interest	41	(323)	344	(416)
Net earnings	$18,583	$35,488	$7,188	$44,903

Earnings per share (note 4):
Basic	$0.20	$0.38	$0.08	$0.48
Diluted	$0.20	$0.38	$0.08	$0.48

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
(in thousands of Canadian dollars)

	3 months	3 months	6 months	6 months
	ended	ended	ended	ended
	June 30/05	June 30/04	June 30/05	June 30/04
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Retained earnings, beginning of period	$867,384	$855,071	$878,779	$845,656
Net earnings	18,583	35,488	7,188	44,903
Premium on conversion of multiple voting shares (note 2)	(8,700)	-	(8,700)	-
Retained earnings, end of period	$877,267	$890,559	$877,267	$890,559

See accompanying notes to consolidated financial statements.

ROYAL GROUP TECHNOLOGIES LIMITED         4

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of Canadian dollars)

	3 months	3 months	6 months	6 months
	ended	ended	ended	ended
	June 30/05	June 30/04	June 30/05	June 30/04
	unaudited)	(unaudited)	unaudited)	(unaudited)
		(note 1)		(note 1)
Cash provided by (used in):
Operating activities:
Net earnings	$18,583	$5,488	$7,188	$44,903
Items not affecting cash (note 11)	37,881	39,763	71,445	70,764
Change in non-cash working capital (note 11)	(2,798)	(15,139)	(120,127)	(52,518)
	53,666	60,112	(41,494)	63,149
Financing activities:
(Decrease) increase in bank indebtedness (note 6)	(32,865)	-	296,846	-
Decrease in term bank loan (note 6)	-	(5,688)	(324,836)	(75,688)
Repayment of term debt	(71)	(10,079)	(141)	(32,785)
Proceeds from issuance of shares under stock option plan	-	145	-	145
	(32,936)	(15,622)	(28,131)	(108,328)
Investing activities:
Acquisition of property, plant and equipment	(18,779)	(19,617)	(40,143)	(41,530)
Change in investments	(229)	(63)	(145)	(3,577)
Change in minority interest	(1,641)	323	(2,045)	416
Proceeds from the sale of non-strategic assets	-	3,416	161	9,707
Change in other assets	(357)	(532)	(518)	(601)
	(21,006)	(16,473)	(42,690)	(35,585)
Effect of foreign exchange rate changes on cash	276	399	227	479
Increase (decrease) in cash during the period	-	28,416	(112,088)	(80,285)
Cash, beginning of period	-	89,878	112,088	198,579
Cash, end of period	$-	$118,294	$-	$118,294

See accompanying notes to consolidated financial statements.

ROYAL GROUP TECHNOLOGIES LIMITED         5

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of Canadian dollars)

1.	Consolidated financial statements

Basis of presentation
These unaudited interim consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles for interim financial statements. Accordingly, certain information and note disclosures included in the annual consolidated financial statements prepared in accordance with generally accepted accounting principles have been omitted or condensed. These financial statements include the accounts of Royal Group Technologies Limited (“the Group”), its subsidiaries and its proportionate share of its joint ventures.

These financial statements should be read in conjunction with the Group’s audited financial statements as of and for the fifteen months ended December 31, 2004, as set out in the Group’s December 2004 Annual Report.

In the opinion of management, these financial statements reflect all adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial position at June 30, 2005 and the results of operations and cash flows for the three month and six month periods ended June 30, 2005.

The Group’s accounting principles remain unchanged from the most recent fiscal year ended December 31, 2004. For details, please refer to note 1 on page 29 of the Group’s 2004 Annual Report.

The Group operates predominantly in the seasonal North American renovation, remodeling and new construction segments of the marketplace. As such, net sales, net earnings and cash flow are impacted by the amount of activity in these segments. Historically, the Group’s highest revenue generating quarters have been the three months ended June 30 and September 30.

Change in year end
The Group changed its fiscal year end to December 31 from September, effective for fiscal 2004. The change to the calendar year basis is more consistent with its sales planning and business reporting activities and programs. Accordingly these unaudited interim consolidated financial statements include results for the three months ended June 30, 2005 as compared to the three months ended June 30, 2004, which was the third quarter of the 15 month period ending December 31, 2004 and the six months ended June 30, 2005 as compared to the six months ended June 30, 2004.

Comparative figures
Certain comparative figures for the three months and six months ended June 30, 2004 have been reclassified to conform with the financial statement presentation adopted in fiscal 2005.

2.	Investigations and agreement with the controlling shareholder
The Royal Canadian Mounted Police continues its previously announced investigation. The Ontario Securities Commission has also indicated that it is investigating the Group with respect to disclosure, financial affairs and trading in the shares of the Group. Subsequent to the quarter end, the Group received notification that the Securities and Exchange Commission (“SEC”) is investigating the Group’s past accounting practices and disclosures. As part of these investigations, the Group received various requests for information and it has expressed its willingness to cooperate with all regulators and law enforcement agencies in their investigations.  These investigations may produce results that have a material impact on the Group and its previously reported financial statements.

During the quarter, the Group obtained shareholder approval for the settlement with the controlling shareholder and the conversion of the multiple voting shares to single voting shares. On June 23, 2005, the Group filed the articles of amendment approved by the shareholders on May 25, 2005. The Group now has one class of voting common shares.

In lieu of a cash payment to the Group by the controlling shareholder personally of the full amount of the gain earned by all interested parties on the sale of the Vaughan West Lands to the Group the conversion of his

ROYAL GROUP TECHNOLOGIES LIMITED         6

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of Canadian dollars)

multiple voting shares to common shares on a one-for-one basis has occurred. The Group decreased retained earnings by $8,700, decreased land by $5,200, increased miscellaneous income by $1,300 for the part of the Vaughan West land sold in fiscal 2004, and increased interest income by $2,200.

3.	Segmented information
Operating segments are defined as components of an enterprise about which separate financial information is available and which are evaluated regularly by the chief decision-makers in deciding how to allocate resources and in assessing performance.

The Group’s significant operating segments are:

(a)	Products segment:

This segment represents production and sale of products predominately to the renovation and retrofit market, which include custom profiles, exterior claddings, home furnishings, outdoor products/Royal Building Systems and pipe/fittings/other construction.

(b)	Support segment:

This segment represents materials, machinery and tooling and services provided predominately to the Products Segment. It includes PVC resin and chemical additives manufactured and utilized to produce compounds, as well as a variety of recycled plastics and materials. Machinery and tooling manufacturing, property management, distribution, transportation, research and development, as well as various support services, such as strategic guidance, sales, operational issues, purchasing, financial and administrative support and human resources, are also provided by this segment.

Performance is evaluated based on pre-tax earnings before amortization and interest, and return on invested capital.

	Products		Support
	Segment	Eliminations	Segment	Eliminations	Consolidated
For the 3 months ended June 30, 2005
Net sales	$537,069	$(7,624)	$185,071	$(165,348)	$549,168
Gross profit	114,789		22,214		137,003
Amortization charges	24,871		9,469		34,340
Acquisition of property, plant and equipment and goodwill	16,665		2,114		18,779
Property, plant and equipment	636,284		661,155		1,297,439
Goodwill	178,743		35,636		214,379
Total assets	1,604,550		835,443		2,439,993

For the 6 months ended June 30, 2005
Net sales	$927,780	$(19,765)	$330,667	$(301,819)	$936,863
Gross profit	181,255		46,435		227,690
Amortization charges	49,197		19,144		68,341
Acquisition of property, plant and equipment and goodwill	35,662		4,481		40,143
Property, plant and equipment	636,284		661,155		1,297,439
Goodwill	178,743		35,636		214,379
Total assets	1,604,550		835,443		2,439,993

ROYAL GROUP TECHNOLOGIES LIMITED         7

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of Canadian dollars)

For the 3 months ended June 30, 2004
Net sales	$551,716	$(13,554)	$177,022	$(160,511)	$554,673
Gross profit	123,697		35,295		158,992
Amortization charges	23,733		9,898		33,631
Acquisition of property, plant and equipment and goodwill	16,219		3,398		19,617
Property, plant and equipment	706,968		717,442		1,424,410
Goodwill	182,408		35,636		218,044
Total assets	1,691,168		975,089		2,666,257

For the 6 months ended June 30, 2004
Net sales	$950,463	$(23,053)	$333,985	$(285,617)	$975,778
Gross profit	201,065		70,218		271,283
Amortization charges	47,013		19,066		66,079
Acquisition of property, plant and equipment and goodwill	34,264		7,266		41,530
Property, plant and equipment	706,968		717,442		1,424,410
Goodwill	182,408		35,636		218,044
Total assets	1,691,168		975,089		2,666,257

Net sales by geographic region for the 3 months ended June 30, 2005 were 57% (2004 - 59%) to the US, 36% (2004 - 34%) to Canada and 7% (2004 - 7%) to other markets and for the 6 months ended June 30, 2005 were 59% (2004 - 59%) to the US, 34% (2004 - 32%) to Canada and 7% (2004 - 9%) to other markets.

4.	Earnings per share

Basic earnings per share have been calculated using the weighted average number of shares outstanding for the three month period of 93,444,502 (2004 - 93,353,670) and for the six month period of 93,431,879 (2004 - 93,350,233) respectively. Diluted earnings per share amounts assume the exercise of options and restricted stock units (“RSUs”) where a dilutive effect would result. No options were included in the diluted earnings per share calculation as all options were out of the money at both June 2005 and June 2004. The maximum dilutive number of shares for the three month period was 94,524,502 (2004 - 93,353,670) and for the six month period was 94,480,212 (2004 - 93,350,233) respectively.

During the quarter, 15,935,444 multiple voting shares were converted to subordinate voting shares thus eliminating the Group’s dual-class capital structure. The Group now has one class of voting common shares. At June 30, 2005, the Group had outstanding 93,444,502 common shares, 1,145,000 RSUs and 3,200,078 options to acquire voting common shares under the Group’s employee stock option plan.

5.	Income taxes

During the quarter, the Group recorded an income tax expense on its pre-tax earnings reported under generally accepted accounting principles (“GAAP”). The effective tax rate for the quarter ended June 30, 2005 was 29%, comparable to the 29% in the previous quarter ended March 31, 2005.

ROYAL GROUP TECHNOLOGIES LIMITED         8

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of Canadian dollars)

6.	Bank indebtedness
The Group finalized a credit facility in support of its North American operations with three banks on March 24, 2005. It is a $340,000 revolving credit facility with a secured portion and an unsecured portion. The $300,000 first tranche, which increases to $312,500 on September 1, 2005, bears interest at prime plus 0.5%, or either LIBOR or Bankers’ Acceptance Rate plus 1.5%. This portion of the credit facility is collateralized by substantially all of the Group’s assets in Canada and the United States, although real property charges will only be registered initially against certain properties located in Ontario, Canada. In addition, the Group also maintains credit facilities with various indigenous banks in support of its international operations in an aggregate amount of $82,800.

Until September 1, 2005, a second tranche of $40,000 (up to $37,500 of which is unsecured) bears interest at prime plus 1.5%, or either LIBOR or Bankers’ Acceptance Rate plus 2.5%.

While the second tranche expires on August 31, 2005, on September 1, 2005, the fully collateralized first tranche of credit facility increases to $312,500. The first tranche of the credit facility matures on April 30, 2006.

A further separate credit facility, as reported in the quarter ended March 31, 2005, for which a letter of intent was signed on May 11, 2005 was not further pursued.

7.	Related party transactions
During the quarter, related party transactions with companies related to the former controlling shareholder totaled $69 (2004 - $216). Related party transactions principally between a non-wholly owned subsidiary of the Group and minority shareholders of this subsidiary totaled $1,941 (2004 - $1,151). At June 30, 2005, there are accounts receivable from companies related to the former controlling shareholder of $32 (2004 - $154) and an account receivable from the former controlling shareholder of $1,130 (2004 - $1,130). Payment of $1,130 was received in July, 2005.

At June 30, 2005, there are accounts receivable of $198 (2004 - $2) and accounts payable of $438 (2004 - $1,157) relating to other related parties.

These related party transactions were in the normal course of the Group’s business relating either to products typically manufactured by it and sold at prices and terms consistent with those to third parties, the recovery of costs incurred in respect of certain shared services and the purchase of other goods and services such as rent for premises. See note 2 above.

8.	Stock-based compensation plans
During fiscal 2004, the Group established the Senior Management Incentive Plan (“SMIP”) to provide for the issuance of a maximum of 1,400,000 RSUs. Each RSU entitles the participant to receive one voting share or an equivalent cash payment on the entitlement date provided that the vesting criteria are satisfied, including performance-based criteria established in respect of the participant's grant of RSUs. It is the Group's intention to settle in shares on the entitlement date. During the current quarter, 155,000 RSUs were issued and 20,000 RSUs were cancelled. At June 30, 2005, there were 1,145,000 RSUs outstanding. Based on the market price on the grant date of these RSUs, compensation expense of $1,279 was recorded during the three month period ended June 30, 2005, including an adjustment for RSUs issued and cancelled in the quarter. Based on RSUs outstanding at June 30, 2005, compensation expense of $2,942 is expected to be recorded in the remainder of fiscal 2005 and $5,883 in fiscal 2006.

9.	Divestiture
During the quarter, the Group divested of its shares in its wood blind business in Mexico. The Group maintains a financial and a purchase agreement relationship with the company in Mexico. The Group recorded a loss of $1,838 on this divestiture.

ROYAL GROUP TECHNOLOGIES LIMITED         9

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of Canadian dollars)

10.	Contingencies
As noted in note 19 of the 2004 consolidated financial statements, the Group is the subject of a pending criminal investigation being conducted by the Antitrust Division of the United States Department of Justice. The investigation focuses on alleged price fixing in the window coverings industry. The Group is cooperating with the Department of Justice and is attempting to negotiate a resolution of the matter.

As noted in note 19 of the 2004 consolidated financial statements, the Group and certain of its former officers, former directors and former employees have been named as defendants in a class action shareholder lawsuit filed in the United States District Court for the Southern District of New York. The action purports to assert U.S. federal securities law violations, principally alleging that the Group misrepresented its business performance and engaged in various improprieties. The complaint seeks certification of the putative class, unspecified damages, reasonable costs and attorneys' fees, and other relief. The Group is presently unable to determine whether this action will have a material adverse effect on the business, results of operations, financial condition and liquidity of the Group, and intends to defend itself vigorously in these actions.

The Group is also involved in various claims, legal proceedings, investigations and complaints arising in the course of business. Where the Group expects to incur a loss as a result of a claim, an estimate of the loss has been recorded as an expense. In all other cases, the Group cannot determine whether these claims, legal proceedings, investigations and complaints will, individually or collectively, have a material adverse effect on the business, results of operations and financial condition and liquidity of the Group.

11.	Supplementary cash flow information

	3 months ended	3 months ended	6 months ended	6 months ended
	Jun. 30/05	Jun. 30/04	Jun. 30/05	Jun. 30/04
a) Items not affecting cash:
Amortization charges	34,340	33,632	68,341	66,080
Amortization of deferred financing costs	1,590	76	1,656	133
Future income taxes	(1,761)	7,820	(8,308)	8,344
Other	3,712	(1,765)	9,756	(3,793)
Cash provided	37,881	39,763	71,445	70,764

b) Changes in non-cash working capital:
Accounts receivable	(65,505)	(59,803)	(109,037)	(100,432)
Inventories	36,364	12,529	(14,333)	6,706
Prepaid expenses	(3,503)	(3,415)	(10,538)	(329)
Accounts payable and accrued liabilities	29,846	35,550	13,781	41,537
Cash provided (used)	(2,798)	(15,139)	(120,127)	(52,518)

ROYAL GROUP TECHNOLOGIES LIMITED         10

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of Canadian dollars)

12.	Subsequent event

On July 28, 2005, the Group announced that the board of directors approved the potential divestiture of certain non-core business units, including Royal Alliance, Baron Metals Industries and Roadex Transport. Royal Alliance and Baron Metal Industries’ results are reported in the Group’s products segment. Roadex Transport’s results are reported in the Group’s support segment. The combined revenues of these three business units for the six months ended June 30, 2005, net of inter-company eliminations were $65,938, with EBITDA being $7,277. The Group’s invested capital in these three business units was $80,946 at June 30, 2005.

In addition, the Group is in negotiations to sell its Polish operations. With respect to the latter, a letter of intent was signed in July 2005 and negotiations are ongoing with respect to this sale. This business unit has generated accumulated losses of $24,136 since operations commenced in 1998. The Group’s invested capital in this business unit was $48,333 at June 30, 2005.

On July 28, 2005, the Group announced that results of testing on its Royal Building Systems (RBS) indicate that this product does not consistently meet the smoke generation requirements of applicable US building codes for interior unfinished surfaces in non-utility buildings. The Group has ceased shipment of all non-utility products globally. On August 11, 2005 the Group announced that it would continue to follow the Canadian Building Code as grounds for resumption of shipments in Canada. For international locations the Group will apply Canadian Building Code guidelines, as well as local building code requirements. Due to the unique test requirements of the US Building Codes, the Group will maintain its current policy not to ship projects into the US market and international locations applying those standards, other than qualified utility applications.

The Group has retained various experts to assist in determining the impact of this issue. The Group is presently unable to determine whether this will have a material adverse effect on the business, results of operations, financial condition and liquidity of the Group.

ROYAL GROUP TECHNOLOGIES LIMITED         11